SEC FILE NUMBER
001-41558

CUSIP NUMBER
71422P204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Permex Petroleum Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2911 Turtle Creek Blvd., Suite 925

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75219

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Permex Petroleum Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q2 Form 10-Q”) within the prescribed time period due to the Company’s independent auditor needing additional time to complete its documentation and review of the Q2 Form 10-Q. The Company expects to file the Q2 Form 10-Q within the 5-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include: (i) statements regarding the Company’s expectation to file the Q2 Form 10-Q within the Extension Period and the completion of matters necessary to permit such filing within the Extension Period, and (ii) statements regarding the Company’s financial results for the three and six months ended March 31, 2023. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to unexpected delays which the Company may incur in connection with the preparation of the Q2 Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mehran Ehsan	469	804-1306
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

Permex Petroleum Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By	/s/ Mehran Ehsan
Mehran Ehsan
President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

To

Form 12b-25

Part IV, Item (3)

The Company’s total revenues for the three and six months ended March 31, 2023 is expected to be approximately $180,638 and $402,580, respectively, compared to total revenues of $241,886 and $348,335 for the three and six months ended March 31, 2022, respectively, and the Company’s total operating expenses are expected to be approximately $1,297,061 and $2,856,346, respectively, for the three and six months ended March 31, 2023, compared to total operating expenses of $388,117 and $1,324,836, respectively, for the three and six months ended March 31, 2022. The Company’s net loss is expected to be approximately $1,111,323 and $2,420,514, respectively, for the three and six months ended March 31, 2023, compared to the net loss of $157,928 and $909,116, respectively, for the three and six months ended March 31, 2022. The Company cautions that the estimation of total revenues, total operating expenses and operating loss for the three and six months ended March 31, 2023 is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.